November 17, 2025

Weicheng Hsiao
Chief Executive Officer
HW Electro Co., Ltd.
301, Aomi 2-chome 7-4 the
SOHO, Koto-ku, Tokyo
135-0064 Japan

       Re: HW Electro Co., Ltd.
           Post-Effective Amendment No. 1 to Form F-1
           Filed September 18, 2025
           File No. 333-287112
Dear Weicheng Hsiao:

     We have reviewed your post-effective amendment and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Form F-1
Prospectus Summary, page 1

1. We note your disclosure that you "expect to deliver an aggregate of 200 electric light commercial vehicles during the fiscal year ending September 30, 2025." Please revise the registration statement to disclose the number of electric light commercial vehicles you sold during your fiscal year ended September 30, 2025. Compensation, page 98

2. Please revise to provide the required compensation information for your fiscal year ended September 30, 2025. Refer to Item 6.B of Form 20-F.
Financial Statements
 November 17, 2025
Page 2

Index to Financial Statements, page F-1

3. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-
       month criteria outlined in Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing